SAG Holdings Limited

14 Ang Mo Kio 63

Singapore 569116

June 23, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Scott Anderegg

Re:	SAG Holdings Limited
Amendment No. 5 to Registration Statement on Form F-1
Filed June 14, 2023
CIK No. 0001933951

Ladies and Gentlemen:

By letter dated June 21, 2023, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided SAG Holdings Limited (the “Company”) with comments on the Company’s Registration Statement on Form F-1, described above. This letter contains the Company’s responses to the Staff’s comments. Concurrently herewith, the Company is filing Amendment No. 6 to the Registration Statement on Form F-1.

Amendment No. 5 to Registration Statement on Form F-1

Exhibit 23.1, page 1

1.	Please have your auditor revise their consent to include reference to the financial statements for the year ended December 31, 2021 and correctly state the date of the audit report with respect to the financial statements for the year ended December 31, 2022.

We have filed a new Exhibit 23.1 to be responsive to the Commission’s comment.

General

2.	We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

Securities and Exchange Commission

Division of Corporation Finance

Attention: Scott Anderegg

We have added a risk factor on page 21 to address the Commission’s comment.

Sincerely,

SAG Holdings Limited

		By:	Ivy Lee
Chief Financial Officer

cc:	David L. Ficksman
R. Joilene Wood